SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)*

CRYPTOLOGIC LIMITED
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G3159C109
(CUSIP Number)

         August 24, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3159C109                            13D                      Page 2 of 5

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THOUSAND HILLS LIMITED

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (A)  ☐
                                             (B)  ☒
3           SEC USE ONLY

4           SOURCE OF FUNDS  (SEE INSTRUCTIONS)

WC and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISLE OF MAN

NUMBER OF                                         7           SOLE VOTING POWER
SHARES                  2,578,238
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                 -0-
EACH REPORTING       9           SOLE DISPOSITIVE POWER
PERSON WITH               2,578,238
            10         SHARED DISPOSITIVE POWER
                         -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,578,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.90%

14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G3159C109                            13D                      Page 3 of 5
Item 1.                                Security and Issuer

The class of equity securities to which this statement relates is the common shares of no par value, of Cryptologic Limited, a Guernsey company (the “Issuer”).  The head offices of the Issuer are located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

Item 2.                                Identity and Background

The name of the person filing this statement is Thousand Hills Limited, a private limited company incorporated in the Isle of Man (“TH”), whose principal business is that of holding and investing assets for a profit.  The address of TH’s head offices is at:

Royal Trust House
60 Athol Street
Douglas
Isle of Man
IM1 1JD
British Islands
(www.thousand-hills.com)

During the last five years, neither TH nor, to the knowledge of TH, any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

The funds invested by TH are derived from a combination of sources being: (i) TH’s capitalization by its sole shareholder, the Gemini Trust; (ii) the proceeds of its previous investments; and (iii) the proceeds of two loans made to TH by the Gemini Trust.  The loans, dated 4 April 2011 and 26 May 2011 are for amounts of ₤750,000 and ₤1,000,000 respectively, do not accrue interest and are repayable on two months’ notice.

Item 4.                                Purpose of Transaction

TH acquired the Shares for investment purposes because they believed that the Shares were undervalued in the market place and represented an attractive investment opportunity.

TH believes that the business strategy employed by the current management has not resulted in the creation of shareholder value that TH believes is possible.

CUSIP No. G3159C109                            13D                     Page 4 of 5

TH continues to reevaluate its position in light of the Issuer’s undertaking of a strategic review as announced on March 26, 2011 (the “Strategic Review”) and is currently considering its options which may include the possibility of its making an offer to acquire part of the business and assets of the Issuer or otherwise participating in the Strategic Review.  In addition to this, TH will continue to review its investment in the Issuer on a continuing basis.  Depending on various factors, including without limitation the actions taken or proposed to be taken by the Issuer in connection with the Strategic Review, its future financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, TH may take such actions with respect to its investment (and potential further investment) in the Issuer as it deems appropriate including, but not limited to communicating further with management, the Board, other shareholders of the Issuer, industry participants and other relevant or interested parties regarding the Issuer and its business, purchasing additional Shares or selling some or all of the Shares, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

(a)           2,578,238, being 19.90% of the common shares of the Issuer.

(b)           TH has the sole power to vote and to dispose of 2,578,238, being 19.90% of the common shares of the Issuer.

(c)           TH has not acquired any of the Issuer’s common shares in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As stated in Item 3, one of the sources of funds used by TH to acquire the Issuer’s shares is the proceeds of the loans made to TH by the Gemini Trust.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Loan Agreement, dated as of April 4, 2011, by and between The Gemini Trust and Thousand Hills Limited.
2	Loan Agreement, dated as of May 26, 2011, by and between The Gemini Trust and Thousand Hills Limited.

CUSIP No. G3159C109                            13D                     Page 5 of 5
                                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED:              August 31, 2011

THOUSAND HILLS LIMITED

By:  /s/  DAVID HUDSON
Name:   David Hudson
Title:     Director